September 17, 2013

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C.  20549

Attention: Justin Dobbie, Legal Branch Chief

Re:                             ClubCorp Holdings, Inc.
Filed on Form S-1

Registration No. 333-189912

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between September 9, 2013 and the date hereof, approximately 4,412 copies of the Preliminary Prospectus, dated September 9, 2013, were distributed to prospective underwriters, institutional investors, prospective dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Washington D.C. time on September 19, 2013 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

JEFFERIES LLC

CITIGROUP GLOBAL MARKETS INC.,

As Representatives of the several Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Adam T. Greene
Name: Adam T. Greene
Title: Vice President

JEFFERIES LLC

By:	/s/ Michael Judlowe
Name: Michael Judlowe
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Philip Tedeschi
Name: Philip Tedeschi
Title: Vice President